SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2 (b)

(Amendment No.     )

Morphic Holding, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

61775R105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Partners VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,171,067 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,171,067 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,171,067 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.1% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PP VII (as defined in Item 2(A) below). PMC VII (as defined in Item 2(A) below), the general partner of PP VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Quarterly Report on Form 10-Q, for the quarter ended September 30, 2019, as filed with the United States Securities and Exchange Commission on November 12, 2019 (the “Form 10-Q”).

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Entrepreneurs’ Fund VII, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 151,879 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 151,879 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 151,879 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.5% (2)
12	TYPE OF REPORTING PERSON PN

(1)

All such are held of record by PEF VII (as defined in Item 2(a) below). PMC VII, the general partner of PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Polaris Management Co. VII, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,322,946 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,322,946 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,946 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON OO

(1)

2,171,067 of such shares are held of record by PP VII and 151,879 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS David Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,322,946 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,322,946 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,946 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,171,067 of such shares are held of record by PP VII and 151,879 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Brian Chee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,322,946 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,322,946 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,946 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,171,067 of such shares are held of record by PP VII and 151,879 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Amir Nashat
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,322,946 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,322,946 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,946 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,171,067 of such shares are held of record by PP VII and 151,879 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

CUSIP #61775R105

1	NAME OF REPORTING PERSONS Bryce Youngren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,322,946 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,322,946 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,322,946 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.6% (2)
12	TYPE OF REPORTING PERSON IN

(1)

2,171,067 of such shares are held of record by PP VII and 151,879 of such shares are held of record by PEF VII. PMC VII, the general partner of each of PP VII and PEF VII, may be deemed to have voting, investment and dispositive power with respect to these securities. David Barrett, Brian Chee, Amir Nashat, a member of the Issuer’s board of directors, and Bryce Youngren are the managing members of PMC VII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q.

SCHEDULE 13G

CUSIP #61775R105

ITEM 1(A).	NAME OF ISSUER

Morphic Holding, Inc. (the “Issuer”)

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

35 Gatehouse Drive, A2

Waltham, MA 02451

ITEM 2(A).	NAME OF PERSONS FILING

This Schedule 13G is being filed on behalf of each of the following persons: Polaris Partners VII, L.P. (“PP VII”), Polaris Entrepreneurs’ Fund VII, L.P. (“PEF VII”), Polaris Management Co. VII, L.L.C. (“PMC VII”), David Barrett (“Barrett”), Brian Chee (“Chee”), Amir Nashat (“Nashat”), a member of the Issuer’s board of directors, and Bryce Youngren (“Youngren”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

Barrett, Chee, Nashat and Youngren are the managing members of PMC VII (the sole general partner of each of PP VII and PEF VII). To the extent feasible, PEF VII invests alongside PP VII.

ITEM 2(B).	ADDRESS OF PRINCIPAL OFFICE

The address for each of the Reporting Persons except for Chee is:

c/o Polaris Partners

One Marina Park Drive, 10th Floor

Boston, MA 02210

The address for Chee is:

c/o Polaris Partners

1 Letterman Drive

Building C, Suite 3600

San Francisco, CA 94129

ITEM 2(C).	CITIZENSHIP

PP VII and PEF VII are limited partnerships organized under the laws of the State of Delaware. PMC VII is a limited liability company organized under the laws of the State of Delaware.

Barrett, Chee, Nashat and Youngren are United States citizens.

ITEM 2(D).	TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.0001 per share

ITEM 2(E)	CUSIP NUMBER

61775R105

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4.	OWNERSHIP

The approximate percentages of Common Stock reported as beneficially owned by the Reporting Persons are based upon 30,483,521 shares of Common Stock outstanding as of November 11, 2019, as reported on the Issuer’s Form 10-Q Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, as filed with the United States Securities and Exchange Commission on November 12, 2019.

The following information with respect to the ownership of the common stock of the Issuer by the Reporting Persons filing this Statement is provided as of December 31, 2019:

(a) Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Under certain circumstances set forth in the limited partnership agreement of each PP VII and PEF VII, and the limited liability company agreement of PMC VII, the general and limited partners or members of each such entity, as applicable, may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

See Exhibit A.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

Material to be Filed as Exhibits.

Exhibit A – Agreement regarding filing of joint Schedule 13G.

Exhibit B – Power of Attorney (Polaris Management Co. VII, L.L.C.)

CUSIP #61775R105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2020

POLARIS PARTNERS VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	**
Authorized Signatory

POLARIS ENTREPRENEURS’ FUND VII, L.P.

By:	Polaris Management Co. VII, L.L.C.

By:	**
Authorized Signatory

POLARIS MANAGEMENT CO. VII, L.L.C.

By:	**
Authorized Signatory

BRYCE YOUNGREN

By:	*
Bryce Youngren

DAVID BARRETT

By:	*
David Barrett

BRIAN CHEE

By:	*
Brian Chee

AMIR NASHAT

By:	*
Amir Nashat

*By:	/s/ Lauren Crockett
Name:	Lauren Crockett
Attorney-in-Fact

[*This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]

[**This Schedule 13G was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are included as exhibits to this Schedule 13G.]